Monster Offers
                                P.O. Box 1092
                         Bonsall, California   92003
                         Telephone:  (760) 208-4905
                         Facsimile:  (619) 374-2811

May 4, 2011

VIA EDGAR AND OVERNIGHT MAIL
----------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Maryse Mills-Apenteng, Special Counsel
            Division of Corporation Finance

RE:  Monster Offers
     Registration Statement on Form S-1 and
     Amendment No. 3 to Registration Statement on Form S-1
     Filed April 20, 2011
     File No. 333-171932

Dear Maryse Mills-Apenteng:

On behalf of Monster Offers (the "Company"), we are hereby responding to the comment letter, dated May 4, 2011 (the "Comment Letter"), from the Staff
(the "Staff") of the U. S. Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-171932) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 4 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

General
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1.  We reissue prior comment 1. Your response notwithstanding, it does not appear that you provided us with an amendment marked to show changed material, as required by Item 310 of Regulation S-T. Please provide a marked copy of your next amendment on EDGAR. Please contact EDGAR filer support at (202) 551-8900 if you require assistance.

Response: We respectfully note the Staff's comment. We have included a marked copy of our amended Form S-1/A in the Correspondence template. For your convenience, in addition to the filing on EDGAR, we will email a copy directly to you as well as overnight a hard copy.

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2.  We note that the exhibit index no longer includes the legality opinion.
Please revise to identify in the exhibit index each required exhibit. Note that to the extent an exhibit was filed with a previous amendment to the Form S-1, it will suffice to include a notation to the exhibit index indicating that the exhibit was "previously filed." In addition, if an exhibit is being updated in an amendment, for example the legality opinion, references to any previously filed versions of that exhibit need not be included in the exhibit index. Please revise accordingly.

Response:  We have revised the exhibit index to include the legality opinion.


Liquidity and Capital Resources, page 46
----------------------------------------

3. Refer to prior comments 8 and 9. It appears from your disclosure that you do not have sufficient cash resources to fund operations, including meeting your reporting obligations, for the next 12 months. Please revise your liquidity discussion to disclose the number of months your current cash sources will fund and disclose the amount needed to fund the remaining months. Provide a separate risk factor specifically addressing your liquidity position as disclosed here and stating in the risk factor subheading the number of months of operations your current cash resources will fund or advise.

Response: We have revised our liquidity discussion to disclose the number of months our current cash sources will fund and disclose the amount needed to fund the remaining months. We have also added a new risk factor specifically addressing our liquidity position which discusses the number of months of operations our current cash resources will fund. (See Risk Factor No. 5.)


We hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Monster Offers

By:  /s/  Paul Gain
--------------------------
          Paul Gain
          Director and CEO

cc:  Thomas C. Cook, Esq.
     Corporate Counsel


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